SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Repudiates Bolivian Government Declarations

(Rio de Janeiro, May 11, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, informs that during the meeting held yesterday in La Paz in the presence of the ministers of Mines and Energy for Brazil, Silas Rondeau, and of Hydrocarbons for Bolivia, Andrés Soliz-Rada, Petrobras and YPFB agreed that to comply with the provisions contained in the Supreme Decree (DS) 27801, certain regulations must be respected and clarifications obtained as to contractual and operational conditions. It was also agreed that possible losses due to the nationalization of Petrobras' assets in Bolivia will be subject to compensation to be negotiated. Any proposals for the revision of the price of natural gas acquired by Petrobras from YPFB will be discussed in the framework of the natural gas supply agreement (GSA).

Petrobras is surprised by recent statements accusing it of illegalities in its Bolivian business, made immediately following the publication of the joint communiqué with the details of the points of agreement reached in La Paz last night. In view of these reports, the Company wishes to publicly clarify that:

  It has always acted strictly within the law both in Bolivia as well as all countries where it operates or has operated.
  Its business in Bolivia is the result of bilateral agreements between the Brazilian and Bolivian governments. These agreements were instrumental in the construction of the Bolivia-Brazil gas pipeline, the signature of the GSA, and the exploration of gas in the San Alberto and San Antonio fields in a partnership between Petrobras and YPFB. This partnership terminated with the privatization of YPFB's stake in the joint venture.
  As a result of these agreements, Petrobras financed and built the Bolivian stretch of the Bolivia-Brazil gas pipeline, investmented in exploration (initially in partnership with YPFB), and in production facilities in San Alberto and San Antonio. As a consequence of these operations, the Company has been purchasing Bolivian gas since 1999, as well as generating employment and paying taxes in Bolivia, accounting for 25% of the total tax revenues raised in the country.
  The execution and the implementation of the contracts, to which Petrobras has adhered now for more than ten years, respected the prevailing legal framework in Bolivia, befitting the judicial tribunals and appropriate arbitration bodies, not the executive branch, to act as eventual arbiters regarding their legality.

In view of this, Petrobras declares its indignation with respect to the accusations that, at any time, it might have deliberately conducted its business outside the law, whether in Bolivia or in any other country where it operates.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.